SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2003

Optibase Ltd.

2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Attached hereto and incorporated by reference herein are the following documents sent to the shareholders of Optibase Ltd.on or about August 15, 2003:

1. Optibase Ltd.‘s 2002 annual report

2.  Notice of annual general meeting of shareholders and proxy statement dated August 15, 2003

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Zvi Halperin —————————————— Zvi Halperin Chief Financial Officer

Date: August 15, 2003

3

        August 15, 2003

Dear Shareholders,

        2002 was a difficult year for the entire industry and for Optibase this was no exception. In a challenging environment, we managed to set the foundation for future growth in 2003 through continuous investments in R&D and marketing. With the goal of achieving this target, we focused our marketing efforts on two sectors: the first relies on our traditional digital video building blocks for digital video applications. The second sector concentrates on digital head-end equipment that enables telecommunication companies to provide video over existing and new infrastructures. Alongside these efforts we addressed financial factors that we could influence, and in retrospect are happy to report that we have been able to improve our gross margins, bring our cash burn rate down, lower operational expenses and increase our financial income. We believe that all of these changes are a clear indication that we are running our business more efficiently and are well positioned to achieve our goals of growth and profitability.

        Several years back, we realized that the video over broadband networks market was attractive – both for telecom operators and for Optibase. According to the recently released market research by the Multimedia Research Group “IP/Broadband Video: Global Forecast 2003-2006", the penetration of IP video services will continue to grow strongly and will reach a total of $8.2 billion in services, systems, and software revenues by 2006. We have spent 2002 intensively preparing and beta testing our MGW 5100 for commercial release to this market. We are happy to report that since its launch in December, we have sold and installed several MGW 5100 units and have additional MGW 5100 orders on backlog for the second half of the year 2003. We believe that this product, which combines Optibase’s video and networking expertise, will provide operators with the competitive arsenal needed to compete with cable and direct broadcast satellite companies.

        Notwithstanding our focus on our new Media Gateway products, we continued to develop and market a broad spectrum of digital video building blocks that generate the majority of our revenues. In 2002 we decided to leverage our brand recognition in this space and further enhance these platforms with competitive features that meet market demand. We are now beginning to release these platforms to the market.

        We are working hard to achieve a higher rate of growth — steadily and rationally — with quality products that serve real needs in concrete markets. We believe that with the recovery in the global economy, our legacy and mainly new target markets will show solid, stable growth and that we will be in a good position to reap the fruits of our current investments. Throughout the course of the past difficult years we have not stopped investing in our future to ensure that once market conditions improve we will emerge as leaders in video over IP solutions. Our R&D department has been hard at work keeping abreast of all technological advancements and their integration into our product lines. Our marketing department has researched markets to ensure that we address the segments that hold the biggest potential for our MGW 5100 and has aligned us with select partners who will help us deliver not only best of breed video streaming platforms but also a complete video head-end solution to the carrier market.

        As in previous years, prospects for 2003 are hard to predict. Nevertheless, we believe that we possess invaluable assets in the form of high quality and award-winning platforms, highly skilled and motivated personnel and a well-established distribution channel. Combined with ample cash reserves that back up our operations, we believe we are well positioned to face the future, to create new revenue opportunities and to return to operational profitability

I would like to take this opportunity to thank our dedicated employees whose hard work is at the core of the Company’s accomplishments. On behalf of the entire Board of Directors, I would like to thank our shareholders for their continued support and confidence in the Company.

Tom Wyler
Chairman of the Board

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page
Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Statements of Changes in Shareholders' Equity	F-6 - F-8
Consolidated Statements of Cash Flows	F-9 - F-10
Notes to Consolidated Financial Statements	F-11 - F-40

ERNST &YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

OPTIBASE LTD.

        We have audited the accompanying consolidated balance sheets of Optibase Ltd. (the “Company”) and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedules listed at item 19(a). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Optibase Ltd. and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER & GABBAY
February 10, 2003	A Member of Ernst & Young Global

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	DECEMBER 31,
	2001	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,764	$6,002
Marketable securities (Note 3)	37,225	39,318
Trade receivables (net of allowance for doubtful accounts of $ 739 and $ 814
as of December 31, 2001 and 2002, respectively) (Note 16a)	4,710	2,650
Other accounts receivable and prepaid expenses (Note 4)	1,414	1,577
Inventories (Note 5)	5,568	4,237

Total current assets	54,681	53,784

LONG-TERM INVESTMENTS:
Long-term lease deposits (Note 11a)	317	239
Marketable securities (Note 3)	2,107	-
Severance pay fund	982	1,057
Investment in companies (Note 6)	1,614	2,235

Total long-term investments	5,020	3,531

PROPERTY AND EQUIPMENT, NET (Note 7)	3,044	2,173

OTHER ASSETS, NET (Note 8)	8,792	220

	$71,537	$59,708

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	DECEMBER 31,
	2001	2002
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term capital lease obligations	$207	$129
Trade payables	2,204	2,064
Deferred revenues	165	309
Other accounts payable and accrued expenses (Note 9)	6,979	6,051

Total current liabilities	9,555	8,553

LONG-TERM LIABILITIES:
Long-term capital lease obligations, net of current maturities	133	14
Accrued severance pay	1,590	1,646

Total long-term liabilities	1,723	1,660

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)
SHAREHOLDERS' EQUITY (Note 13):
Share capital:
Ordinary shares of NIS 0.13 par value -
Authorized: 19,230,800 shares as of December 31, 2001 and 2002; Issued:
12,495,851 shares as of December 31, 2001 and 12,872,411 shares as of
December 31, 2002; Outstanding: 11,964,828 shares as of December 31, 2001
and 12,341,388 shares as of December 31, 2002	495	505
Additional paid-in capital	115,949	115,507
Treasury shares	(2,278)	(2,278)
Deferred stock compensation	(2,699)	(509)
Accumulated other comprehensive income	78	467
Accumulated deficit	(51,286)	(64,197)

Total shareholders' equity	60,259	49,495

	$71,537	$59,708

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Year Ended December 31,
	2000	2001	2002
Revenues (Notes 15 and 16b)	$30,699	$29,432	$20,424
Cost of revenues (Note 16c)	13,100	15,016	10,266

Gross profit	17,599	14,416	10,158

Operating expenses:
Research and development, net (Note 17a)	6,247	15,562	8,128
Selling and marketing	8,711	10,843	7,991
General and administrative	2,265	4,927	2,050
Impairment of other assets (Note 1c)	-	20,933	6,791
Restructuring charges (Notes 14 and 1d)	-	2,064	505
In-process research and development write-off (Note 1b)	14,430	-	-

Total operating expenses	31,653	54,329	25,465

Operating loss	(14,054)	(39,913)	(15,307)
Other income (expenses), net	9	4	(14)
Financial income, net (Note 17b)	5,083	875	3,713

Loss before provision for tax	(8,962)	(39,034)	(11,608)
Provision for tax (Note 12)	-	67	124

Loss after provision for tax	(8,962)	(39,101)	(11,732)
Equity in losses of an affiliate	-	-	(325)

Net loss before cumulative effect of accounting change	(8,962)	(39,101)	(12,057)
Cumulative effect of accounting change	-	-	(854)

Net loss	$(8,962)	$(39,101)	$(12,911)

Net loss per share:
Before cumulative effect of accounting change - basic and diluted	$(0.79)	$(3.24)	$(0.99)

Cumulative effect of accounting change - basic and diluted	$-	$-	$(0.07)

Basic and diluted	$(0.79)	$(3.24)	$(1.06)

Weighted average number of shares used in computing basic and
diluted net loss per share (in thousands)	11,324	12,059	12,203

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Ordinary Shares	Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total shareholders' equity
Balance as of January 1, 2000	$370	$30,199	-	$(183)	$(48)	$(3,223)		$27,115
Issuance of shares, net	65	67,233	-	-	-	-		67,298
Issuance of shares to ViewGraphics' shareholders
(see Note 13b1), net	43	11,640	-	-	-	-		11,683
Exercise of stock options	8	660	-	-	-	-		668
Deferred stock compensation related to the
acquisition of ViewGraphics	-	4,794	-	(4,794)	-	-		-
Compensation related to issuance of shares that
are held in escrow	-	981	-	(981)	-	-		-
Amortization of deferred stock compensation	-	-	-	302	-	-		302
Amortization of deferred stock compensation
related to shares that are held in escrow	-	-	-	51	-	-		51
Purchase of treasury shares	*)	-	(65)	-	-	-		(65)
Other comprehensive loss:
Unrealized losses on available for sale
marketable securities	-	-	-	-	(675)	-	$(675)	(675)
Net loss	-	-	-	-	-	(8,962)	(8,962)	(8,962)

Total comprehensive loss							$(9,637)

Balance as of December 31, 2000	$486	$115,507	$(65)	$(5,605)	$(723)	$(12,185)		$97,415

*)     Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders' equity
Balance as of January 1, 2001	$486	$115,507	$(65)	$(5,605)	$(723)	$(12,185)		$97,415
Issuance of shares, net	4	438	-	-	-	-		442
Exercise of stock options	5	697	-	-	-	-		702
Cancellation of deferred stock compensation	-	(290)	-	290	-	-		-
Cancellation of deferred stock compensation
related to issuance of shares that are held in
escrow	-	(403)	-	403	-	-		-
Amortization of deferred stock compensation	-	-	-	1,911	-	-		1,911
Amortization of deferred stock compensation
related to shares that are held in escrow	-	-	-	302	-	-		302
Purchase of treasury shares	-	-	(1,094)	-	-	-		(1,094)
Receipt of treasury shares related to
ViewGraphics acquisition (see Note 13b3)	-	-	(1,119)	-	-	-	-	(1,119)
Other comprehensive income:
Unrealized loss on available-for-sale
marketable securities	-	-	-	-	(990)	-		-
Less - reclassification adjustment for other
than temporary decrease in value of
available-for-sale marketable securities
included in net loss	-	-	-	-	1,791	-		-
Other comprehensive income	-	-	-	-	801	-	$ 801	801
Net loss	-	-	-	-	-	(39,101)	(39,101)	(39,101)

Total comprehensive loss							$(38,300)

Balance as of December 31, 2001	$495	$115,949	$(2,278)	$(2,699)	$78	$(51,286)		$60,259

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Ordinary shares	Additional paid-in capital	Treasury shares	Deferred stock compensation	Accumulated other comprehensive income (loss)	Accumulated deficit	Total comprehensive loss	Total shareholders' equity
Balance as of January 1, 2002	$495	$115,949	$(2,278)	$(2,699)	$78	$(51,286)		$60,259
Issuance of shares, net	5	337	-	-	-	-		342
Exercise of stock options	5	30	-	-	-	-		35
Cancellation of deferred stock compensation	-	(809)	-	809	-	-		-
Amortization of deferred stock compensation	-	-	-	1,156	-	-		1,156
Amortization of deferred stock compensation
related to shares that are held in escrow	-	-	-	225	-	-		225
Other comprehensive income:
Unrealized income on available-for-sale
marketable securities	-	-	-	-	389	-	$389	389
Net loss	-	-	-	-	-	(12,911)	(12,911)	(12,911)

Total comprehensive loss							$(12,522)

Balance as of December 31, 2002	$505	$115,507	$(2,278)	$(509)	$467	$(64,197)		$49,495

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net loss	$(8,962)	$(39,101)	$(12,911)
Adjustments required to reconcile net loss to net cash provided by
(used in) operating activities:
Depreciation and amortization	1,616	6,107	2,623
Impairment of property and equipment and capitalized computer
software costs - included in restructuring charges	-	728	319
Impairment of other assets	-	20,933	6,791
In-process research and development write-off	14,430	-	-
Equity in losses of affiliate	-	-	325
Cumulative effect of accounting change	-	-	854
Proceeds from (investment in) trading marketable securities, net	-	(9,732)	23,260
Other than temporary decrease in value of available-for-sale
marketable securities	-	1,791	-
Accrued interest and amortization of premium and discount on
available-for-sale marketable securities	(76)	248	(132)
Loss (gain) on sale of available-for-sale marketable securities	6	(5)	(852)
Loss (gain) on sale of property and equipment	(9)	(4)	14
Accrued severance pay, net	162	229	(19)
Amortization of deferred stock compensation	353	2,213	1,381
Decrease in trade receivables	717	2,052	2,060
Decrease (increase) in other accounts receivable and prepaid
expenses	(1,939)	1,721	(163)
Decrease (increase) in inventories	(802)	(1,352)	756
Increase (decrease) in trade payables	2,952	(4,563)	(140)
Increase (decrease) in deferred revenues	353	(373)	144
Decrease in accrued expenses and other accounts payable	(630)	(2,117)	(928)

Net cash provided by (used in) operating activities	8,171	(21,225)	23,382

Cash flows from investing activities:
Capitalization of computer software costs	(80)	(160)	(120)
Proceeds from sale of property and equipment	42	34	13
Purchase of property and equipment	(839)	(1,037)	(476)
Investments in available-for-sale marketable securities	(56,103)	(17,042)	(64,907)
Proceeds from sale of available-for-sale marketable securities	28,788	1,871	29,184
Proceeds from redemption of matured available-for-sale marketable
securities	3,000	12,000	13,850
Investment in short-term bank deposits	(44,056)	-	-
Proceeds from maturity of short-term bank deposits	24,987	27,569	-
Redemption of (investment in) long-term lease deposits	(87)	(26)	78
Investment in companies	(1,064)	(250)	(946)
Payment for the acquisition of ViewGraphics Inc. (c)	(31,813)	(850)	-
Payment for the acquisition of HiTV unit (d)	(3,750)	-	-

Net cash provided by (used in) investing activities	(80,975)	22,109	(23,324)

Cash flows from financing activities:
Proceeds from issuance of Ordinary shares, net	67,298	442	342
Proceeds from exercise of stock options	668	702	35
Purchase of treasury shares	(65)	(1,094)	-
Payments of shareholders' loans	-	(285)	-
Payments of long-term capital lease obligations	(15)	(111)	(197)

Net cash provided by (used in) financing activities	67,886	(346)	180

Increase (decrease) in cash and cash equivalents	(4,918)	538	238
Cash and cash equivalents at the beginning of the year	10,144	5,226	5,764

Cash and cash equivalents at the end of the year	$5,226	$5,764	$6,002

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2000	2001	2002
	Supplemental disclosure of cash flow activities:
(a)	Non-cash transactions:
	Treasury shares received from ViewGraphics Inc. former
	shareholders	$-	$(269)	$-
	Share issuance expenses payable related to the acquisition of ViewGraphics	(130)	-	-
	Reclassification of inventories into property and equipment	39	192	575
	Reclassification of available-for-sale marketable securities into trading marketable securities	-	(13,528)	-

		$(91)	$(13,605)	$575

(b)	Cash paid during the year for interest	$62	$90	$40

(c)	Payment for the acquisition of ViewGraphics (Note 1b):
	Fair values of assets acquired and liabilities assumed at the
	date of acquisition are as follows:
	Working capital deficiency (excluding cash and cash
	equivalents in the amount of $ 498)	$(3,746)
	Property and equipment	1,050
	Shareholders' loans	(285)
	Long-term deposits	17
	In-process research and development	14,430
	Goodwill	14,669
	Other intangible assets	17,975
	Allowance for acquisition expenses	(484)

		43,626
	Less - amount acquired by issuance of shares	(11,813)

		$31,813

(d)	Payment for the acquisition of HiTV unit (Note 1b):
	Fair values of assets acquired at the date of acquisition are
	as follows:
	Property and equipment	$770
	Assembled workforce	259
	Patents	1,710
	Technology	1,011

		$3,750

The accompanying notes are an integral part of the consolidated financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-    GENERAL

    a.      Optibase Ltd. (the “Company”) was incorporated and commenced operations in 1990.

Optibase has three wholly-owned subsidiaries: Optibase Inc. in the United States which was incorporated in 1991, Optibase Europe Ltd., in the United Kingdom, which was dissolved in July 2002, and Optibase B.V. in the Netherlands, which was incorporated during 2001.

The Company and its subsidiaries provide constraints-free streaming of rich media over broadband networks and enable interconnectivity between Digital Video Broadcasting and IP networks. The Company and its subsidiaries’ products have been deployed in applications such as TV broadcasts over IP networks, video-on-demand, corporate communications, distance learning and business TV.

The Company and its subsidiaries sell their products worldwide through distributors, Value Added Resellers (“VARs”), system integrators and Original Equipment Manufacturers (“OEMs”), who are considered end-customers.

Aggregate sales to the three leading system integrators accounted for approximately 30%, 23% and 30% of the consolidated revenues in 2000, 2001 and 2002, respectively. Aggregate sales to the three leading distributors accounted for approximately 13%, 13% and 14% of the consolidated revenues in 2000, 2001 and 2002, respectively. See Note 15b for individual major customers.

A majority of the Company and its subsidiaries’ sales is made in North America, Europe and the Far East (see Note 15a).

The Company and its subsidiaries depend on third parties to distribute and market their products. If the Company and its subsidiaries are unable to effectively manage and maintain relationships with their system integrators and distributors, or to develop new relationships with other system integrators and distributors, their ability to market and sell their products in certain markets will be affected. Furthermore, a loss of one or more of the Company and its subsidiaries’ major system integrators and/or major distributors, or any event negatively effecting such system integrators and/or distributors’ financial condition, could cause a material adverse effect on the Company’s and its subsidiaries’ results of operations and financial position.

The Company and its subsidiaries are dependent upon sole source suppliers for certain key components used in their products, including certain compression chips. Although there are a limited number of manufacturers of the particular components, management believes that other suppliers could provide similar components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and possible loss of sales, which would adversely affect the operating results and financial position.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

b.	Acquisitions of ViewGraphics, Inc. (“ViewGraphics”) and ECI Telecom Ltd. HiTV unit (“HiTV” unit):

1.	In December 2000, the Company acquired all of ViewGraphics’ outstanding shares and substituted all options for an aggregate purchase price of approximately $ 43,626, of which $ 11,813 in 1,370,150 newly issued Ordinary shares of the Company.

Under the agreement, 936,421 Ordinary shares were placed in escrow for a period of one year as set forth in the agreement to cover against future contingencies. The fair value of these escrowed shares was recorded as part of the purchase price (see Note 13.b.2). An additional 100,000 shares, which relate to the employment of two ViewGraphics executives, were placed into escrow for a period of up to 24 months. The fair value of the shares was recorded as deferred stock compensation (see Note 13.b.1). The Company also granted 753,384 options in exchange for the options held by employees of ViewGraphics as of the acquisition date. The Company recorded a deferred stock compensation in respect for these options (see Note 13d). The operations of ViewGraphics are included in the consolidated statements from the date of acquisition.

Prior to the acquisition, ViewGraphics was a provider of hardware and software solutions used for the manipulations and transmission of broadcast-quality digital video over broadband networks. These solutions are used for applications such as interactive TV, video-on-demand and datacasing.

The acquisition was treated on the basis of the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16 “Business Combinations” (“APB 16”). Accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Other intangible assets acquired had a fair value of $ 47,074 as shown below:

Technology	$16,130
Goodwill	14,669
Assembled workforce	1,000
Customer base	845
In process research and development (*)	14,430

$47,074

(*)	Write-off of in process research and development, for which technological feasibility has not yet been established and no alternative future use exists.

2.	In October 2000, the Company purchased the HiTV unit, in consideration of $ 3,750, which was paid in cash. Prior to the acquisition, the HiTV unit was a developer of a carrier-grade networking solution optimized for TV distribution networking applications.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

The acquisition was treated on the basis of the purchase method of accounting and accordingly, the allocation of the purchase price of HiTV unit is based on the fair value of assets acquired at the date of acquisition as follows:

Property and equipment	$770
Assembled workforce	259
Patents	1,710
Technology	1,011

$3,750

    c.        Impairment of other assets:

    1.        Impairment of other assets in 2001 (see also Note 2j and 2k):

In the third quarter of 2001, certain conditions were identified by management, including recurring operating losses and downward adjustment to the Company’s projections for 2002, as potential indicators of intangible assets impairment. As a result, management conducted an evaluation of the carrying value and amortization periods of the intangible assets resulted from acquisition of ViewGraphics and HiTV unit. Management considered current and anticipated industry conditions, recent changes in its business strategies, and current and anticipated operating results.

According to the evaluation, the Company and its subsidiaries recognized an impairment loss in the amount of $ 20,933, in accordance with Statement of Financial Accounting Standard No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (“SFAS 121”) and Accounting Principles Board Opinion No. 17 “Intangible Assets” (“APB 17”), which is composed as follows:

Acquired technology (1)	$5,160
Acquired technology (2)	813
Goodwill (1)	12,872
Patents (2)	1,397
Customer base (1)	688
Assembled workforce (1)	3

$20,933

(1)	Related to the purchase of ViewGraphics, and based on an independent valuation, as of September 30, 2001.

(2)	Related to the purchase of HiTV unit and based on an independent valuation, as of September 30, 2001.

The impairment charge is reflected as impairment of other assets in the financial statements.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

2.	Impairment of other assets in 2002 (see also Note 2j and 2k):

Due to loss of a major customer, recurring operating losses and downward adjustment to the Company’s projections, the Company performed a recoverability test on its long-lived assets. In conjunction with this analysis, the Company recorded a non-cash charge of $ 6,791 in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) in respect to one group of assets. This charge is included in the impairment of intangible assets in the consolidated statements of operations.

The Company reviewed assets on a component-level basis, which is the lowest level of assets for which there are identifiable cash flows that can be distinguished, operationally and for financial reporting purposes. The carrying amount of the asset group was compared to the related expected undiscounted future cash flows to be generated by those assets over the estimated remaining useful life of the primary asset. In cases where the expected future cash flows were less than the carrying amounts of the assets, those assets were considered impaired and written down to their fair values. Fair value was established based on discounted cash flows.

3.	Impairment of goodwill due to the adoption of Statement of Financial Accounting Standard No.142, “Goodwill and Other Intangible Assets” (“SFAS 142”) (as of January 1, 2002) (see also Note 2i):

The Company and its subsidiaries reclassified certain intangible assets, acquired from ViewGraphics and HiTV Unit, to goodwill in accordance with Statement of Financial Accounting Standard No.141, “Business Combinations” (“SFAS 141”) (as of January 1, 2002).

Based on steps the Company has taken for the adoption of SFAS 142, these intangible assets with an amortized balance of $ 854, were impaired using the impairment test required by SFAS 142. The impairment, required to be recognized when adopting SFAS 142, is reflected as a cumulative effect of accounting change as of January 1, 2002 and is composed as follows:

Customer base - ViewGraphics	$66
Assembled workforce - ViewGraphics	636
Assembled workforce - HiTV	152

$854

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

The results of operations presented below for the three years ended December 31, 2000, 2001 and 2002, reflect the operations had the Company adopted the non-amortization provisions of SFAS 142 effective as of January 1, 2000:

	Year ended december 31,
	2000	2001	2002
Reported net loss	$(8,962)	$(39,101)	$(12,057)
Cumulative effect of accounting change	-	-	(854)
Goodwill amortization	211	2,145	-

Adjusted net loss	$(8,751)	$(36,956)	$(12,911)

Basic and diluted net loss-per-share:
Reported net loss	$(0.79)	$(3.24)	(0.99)
Cumulative effect of accounting change	-	-	(0.07)
Goodwill amortization	0.02	0.18	-

Adjusted basic and diluted net loss-per-share	$(0.77)	$(3.06)	$(1.06)

d.	Restructuring in 2002:

During the third quarter of 2002, and with respect to the conditions that led to the abovementioned impairment of intangible assets, the Company announced that it was implementing a restructuring plan (the “Plan”) intended to further reduce costs. The Plan consisted of employee termination benefits associated with the involuntary termination of 10 employees. Through the third quarter of 2002, the Plan and the benefit arrangement were communicated to employees.

The following table summarizes the restructuring accruals status as of December 31, 2002:

	Restructuring charge	Utilized cash non-cash		Balance at December 31, 2002
Employee termination benefits and	$186	$135	$-	$
related costs
Impairment of property and equipment	319	-	319		-

	$505	$135	$319		$51

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

The restructuring was accounted for in accordance with EITF No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Costs of Exit and Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”), and in accordance with Staff Accounting Bulletins No. 100, “Restructuring and Impairment Charges” (“SAB 100”). The impairment of property and equipment was accounted for in accordance with SFAS 144.

As for 2001 restructuring, see Note 14.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiaries is made in United States dollars (“dollars”). In addition, a substantial portion of their costs is incurred or determined in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and each of its subsidiaries operate. Thus the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars, in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Group”). Intercompany transactions and balances, including profits from intercompany sales not yet realized outside of the Group, have been eliminated upon consolidation.

d.	Cash equivalents:

The Company considers highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months, but less than one year, are included in short-term bank deposits and presented at cost. All of the short-term bank deposits are in U.S. dollars.

f.	Marketable securities:

The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Management determines the appropriate classification of its investments in marketable debt at the time of purchase, and reevaluates such determinations at each balance sheet date.

As of December 31, 2002, all marketable securities covered by SFAS 115 were classified as available-for-sale. Available-for-sale marketable securities are stated at fair value, with unrealized gains and losses reported in a separate component of shareholders’ equity, “Accumulated other comprehensive loss”. Realized gains and losses on sales of investments, as determined on a specific identification basis, and interest income, including amortization of the premium and discount on debt securities, are included in the consolidated statement of operations, as financial income or expense as appropriate (see Note 17b).

During 2001, the Company reclassified into the trading category some of its then-existing available-for-sale marketable securities, and classified into the trading category some newly purchased debt securities. As such, as of December 31, 2001 all marketable securities were classified as available-for-sale or trading. Trading securities are held for resale in anticipation of short-term market movements. Under SFAS 115, marketable securities classified as trading securities are stated according to the quoted market prices as of each balance sheet date. Gains and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as financial income or expenses as appropriate (see Note 3 and 17b).

According to the Staff Accounting Bulletin No. 59 (“SAB 59”), management is required to evaluate each period whether the decline in value for securities is other than temporary. Under SAB 59 fair value below cost for two consecutive quarters considered to be other than a temporary impairment. As such, in 2001, the securities’ decline in value, which is considered other than temporary, of some of its available-for-sale securities is in the amount of $ 1,791, and recorded in the statement of operations as financial expenses (see Note 3 and 17b).

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. In 2001 and 2002 the Company and its subsidiaries recorded write-off expenses in a total amount of $ 415 and $ 608, respectively, of obsolete inventory and slow-moving items, which are included in the statement of operations under cost of revenues.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cost is determined as follows: Raw materials and components — by the “average cost” method. Work in progress and finished goods — on the basis of calculated manufacturing costs and related overhead.

h.	Property and equipment:

Property and equipment is stated at cost net of accumulated depreciation.

Depreciation is computed by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Computers and peripheral equipment	20 - 33
Office furniture and equipment	6 - 20
Motor vehicles	15
Leasehold improvements	Over the term of the lease

In 2001 and 2002, as part of the restructuring plans, the Company and its subsidiaries recognized an impairment loss in the amount of $ 588 and $ 319, respectively, (see Notes 1d, 2k and 14).

i.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill arose from acquisitions prior July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over the estimated useful life, which was eight years.

In 2001, the Company and its subsidiaries periodically assessed the recoverability of the carrying amount of goodwill in accordance with SFAS 121 and APB 17.

Subsequent January 1, 2002, SFAS 142 requires goodwill to be tested for impairment upon adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for the reportable unit. As for goodwill impairments in 2001 and 2002, see Notes 1c1 and 1c3, respectively.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Other assets, net:

Intangible assets including assembled workforce, acquired technology, patents and customer base subject to amortization arose from acquisition prior July 1, 2001, are being amortized on a straight-line method over their useful lives, which are three, five, five and eight years, respectively in accordance with APB 17.

As for impairments, see Notes 1c1, 1c2 and 2k.

k.	Impairment of long-lived assets:

In 2001, the Company and its subsidiaries periodically assessed the recoverability of the carrying amount of long-lived assets and provide for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets in accordance with SFAS 121 and APB 17.

Subsequent to January 1, 2002, the Company and its subsidiaries long-lived assets are reviewed for impairment in accordance with SFAS 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

l.	Investment in companies:

Investment in companies represents investments in: (i) Preferred shares of a privately held company which is recorded at the lower of cost or estimated fair value, since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee and holds an equity stake of less than 20%, (ii) a privately held company by a way of convertible loans. The investment is accounted for under the hypothetical liquidation method, since the Company has the ability to exercise significant influence over operating and financial policies of the investee. The Company applies Emergency Issue Task Force No. 99-10, “Percentage Used to Determine the Amount of Equity Method Losses” (“EITF 99-10”). Accordingly, losses of the investee are first ascribed to the Ordinary shares investors up to their investment amount and recognized based only on the ownership level of the particular investee security held by the investor. As of December 31, 2002, equity in losses of an affiliate was $ 325, and (iii) Common stock of a public company which is recorded at fair value, in accordance with SFAS 115.

The Company’s investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock”, (“APB 18”). As of December 31, 2002, based on managements’ most recent analyses, no impairment losses have been identified (see also Notes 6 and 18).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from the sale of hardware products (“products”) and also from an insignificant scope of sale of software products. The Company and its subsidiaries sell their products worldwide through distributors and OEMs who are considered end-customers.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is probable. Upon delivery, titles and risks are transferred to the customer and no significant obligations exist after delivery has occurred. Estimated warranty costs, which are insignificant, are based on the Company’s past experience and are accrued in the financial statements. The Company and its subsidiaries do not grant a right of return.

Revenues from software sales, which are insignificant, are recognized according to Statement Of Position No. 97-2, “Software Revenue Recognition” (“SOP 97-2”) (as amended). Therefore, revenues from software sales are recognized when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable and collectibility is probable. Upon delivery, titles and risks are transferred to the customer and no significant obligations exist after delivery has occurred.

Amounts received from customers for which revenue has not yet been recognized, are presented as deferred revenues.

n.	Research and development costs:

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade and the European Union Research and Development Program.

Statement of Financial Accounting Standard No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” (“SFAS 86”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company product development process, technological feasibility is established upon completion of a working model.

Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized by the greater of the amount calculated using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three years).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2001, as part of the restructuring plan, the Company and its subsidiaries wrote off an amount of $ 140 of capitalized computer software costs (see Note 14). Based on its most recent analyses, management believes that no further impairment of capitalized software development costs exists as of December 31, 2002.

o.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

p.	Royalty-bearing grants:

Royalty-bearing grants from the Government of Israel for funding marketing activity and research and development are recognized at the time the Company is entitled to such grants on the basis of the related costs incurred, and are recorded as a reduction of selling and marketing expenses and research and development costs, respectively.

q.	Non-royalty-bearing grants:

The Company receives non-royalty-bearing grants from the European Union Research and Development Program, and from the MOST and STRIMM consortiums, which are part of the Office of the Chief Scientist Magnet program. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred and are recorded as a reduction of research and development costs.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables and long-term lease deposits.

The majority of the Company’s cash and cash equivalents are invested mainly in deposits with major banks in Israel and in the United States. Such short-term bank deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that such financial institutions are financially sound and, accordingly, minimal credit risk exists with respect to these deposits.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investments in marketable securities are done via major investment banks in the United States. These investments include corporate bonds and shares of a mutual fund. Management believes that the financial institutions are financially sound, the portfolio is well diversified, and accordingly minimal credit risk exists with respect to these marketable securities, all in accordance with the Company’s investment policy.

The trade receivables of the Company and its subsidiaries are geographically diversified and derived from sales to customers mainly in North America, Europe and the Far East. The Company and its subsidiaries generally do not require collateral; however, in certain circumstances, the Company and its subsidiaries may require letters of credit, advanced payments, insurance, other collateral or additional guarantees. An allowance for doubtful accounts is determined with respect to those amounts that the Company and its subsidiaries have determined to be doubtful of collection in addition to a general allowance of approximately 2% for the remaining accounts. The Company and its subsidiaries perform ongoing credit evaluations of their customers. The allowance for doubtful accounts is mainly composed of specific debts that are doubtful of collection amounting to $ 739 and $ 814 as of December 31, 2001 and 2002, respectively.

The Company and its subsidiaries have no significant off-balance sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign currency hedging arrangements.

s.	Basic and diluted net loss per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive potential equivalent Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS 128”).

The total weighted average number of shares related to the outstanding options and warrants, excluded from the calculations of diluted net loss per share because these securities are anti-dilutive was 270,041 for the year ended December 31, 2000, 152,136 for the year ended December 31, 2001 and 4,780 for the year ended December 31, 2002.

t.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and FASB Interpretation No. 44, “Accounting for certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s employee stock options is less than the market price of the underlying stock on the date of grant, compensation expense is recognized.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2002, the FASB issued Statement of Financial Accounting Standard No. 148, “Accounting for Stock Based Compensation Transmission and Disclosure” — an amendment of FASB Statement No. 123 (“SFAS 148”). SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB 25 (see also Note 13d).

Under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), pro forma information regarding net loss and net loss per share is required, and has been determined, as if the Company has accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of the grant using the Black-Scholes option pricing model, with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 6.5%, 4% and 3.7% dividend yields of 0%, for each year, volatility factors of the expected market price of the Company’s Ordinary shares of 1.249, 0.697 and 0.494, respectively, and a weighted average expected life of the options of seven years, for each year.

Pro forma information under SFAS No. 123:

	Year ended December 31,
	2000	2001	2002
Net loss - as reported	$(8,962)	$(39,101)	$(12,911)
Less - stock-based employee compensation -
intrinsic value	302	1,911	1,156
Add - stock-based employee compensation - fair
value	(6,760)	(10,619)	(5,289)

Net loss - pro forma	$(15,420)	$(47,809)	$(17,044)

Basic and diluted net loss per share - as
reported	$(0.79)	$(3.24)	$(1.06)

Basic and diluted net loss per share - pro
forma	$(1.36)	$(3.96)	$(1.39)

The Company applies SFAS 123 and Emergency Issue Task Force No. 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) with respect to options issued to non-employees. SFAS 123 requires use of an option valuation model to measure the fair value of these options at the grant date.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s severance pay law, based on the most recent salary of the employees, multiplied by the number of years of employment as of balance sheet date. Israeli employees are entitled to severance equal to one month’s salary for each year of employment, or a portion thereof. In the event of decrease in an employee salary, severance pay is calculated as follows: the severance pay with respect to the period prior to the decrease is based on the most recent salary of the employee prior to such decrease multiplied by the number of years of the employment until the date of the decrease. The severance pay with respect to the period following such decrease is based on the actual recent salary of such employee multiplied by the number of years of employment following such decrease.

The Company’s liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these funds and policies are recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation, pursuant to the severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expenses amounted to $ 604, $ 625 and $ 395 for the years ended December 31, 2000, 2001 and 2002, respectively.

v.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 15%, but no greater than $ 11 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company made matching contribution up to 25% over a vesting period of 5 years.

x.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, shareholders’ loan and trade payables approximate their fair value due to the short-term maturity of such instruments.

The fair value of marketable securities is based on quoted market prices (see Note 3).

The carrying amount of long-term lease deposits and long-term capital lease obligations is estimated by discounting the future cash flows using the current interest rate for deposits and obligations of similar terms and maturities. The carrying amount of the long-term lease deposits and the long-term capital lease obligations approximates their fair value.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Impact of recently issued accounting standards:

In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on its results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2002, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

NOTE 3:- MARKETABLE SECURITIES

	December 31,
	2001	2002
Available-for-sale securities:
Amortized cost (short-term and long-term)	$15,994	$38,851
Gross unrealized gains	78	467

Fair value of available-for-sale securities	16,072	39,318
Fair value of trading securities	23,260	-

Total fair value of marketable securities	$39,332	$39,318

All available-for-sale securities are corporate bonds in 2001 and 2002. All trading securities in 2001 were shares of a mutual fund issued by an investment bank in the U.S. and U.S. corporate bonds.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:- MARKETABLE SECURITIES (Cont.)

During 2001, the Company’s management determined that the declines in the fair value of the Company’s investment in the shares of the mutual fund are other than temporary. As such, the cost basis of these securities was written down to fair value as a new cost basis, and the Company recognized a related loss in the amount of $ 1,791 in its statement of operations. Thereafter, the Company reclassified its investment in the shares of the mutual fund from available-for-sale securities to trading securities. Also, during 2001 the Company classified some newly purchased U.S. corporate bonds as trading securities. As of December 31, 2002, the Company classified all the marketable securities as available-for-sale securities.

Realized gains (losses) on sales of available-for-sale securities totaled $ (6), $ 5 and $ 852 in 2000, 2001, and 2002, respectively. The net adjustment to unrealized holding gains (losses) on available-for-sale securities, included as a separate component of shareholders’ equity — “Accumulated other comprehensive gains (losses)", amounted to $ 675, $ (990) and $ 389 in 2000, 2001 and 2002, respectively. The Company recorded proceeds from sales of these securities in the amount of $ 28,788, $ 1,871 and $ 29,184 in 2000, 2001 and 2002, respectively.

The Company recorded losses of $ 0, $ 0 and $ 359 on trading securities in 2000, 2001 and 2002, respectively.

	December 31, 2002
	Amortized cost	Fair value
Available-for-sale securities:
Matures in one year	$1,007	$1,018
Matures from 1 to 5 years	24,170	24,494
Matures from 5 to 10 years	13,674	13,806

Total	$38,851	$39,318

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2001	2002
Employees	$105	$122
Government authorities	448	193
Prepaid expenses	240	311
Interest receivable	557	887
Others	64	64

	$1,414	$1,577

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:- INVENTORIES

	December 31,
	2001	2002
Raw materials and components	$2,557	$2,135
Work in progress	909	410
Finished goods	2,102	1,692

	$5,568	$4,237

See also Note 2g.

NOTE 6:- INVESTMENT IN COMPANIES

In November 2000, the Company signed an agreement with a privately held company, Mobixell Network, Inc. (“Mobixell”), according to which the Company has licensed Mobixell to use certain of its technologies valued at $ 300, based on an estimate made by management, and committed to invest through one of its subsidiaries at least $1,000 in Mobixell’s first round of financing. In December 2000, Mobixell completed its first financing round, in which the Company, through its subsidiary invested $1,064. As a result, the Company and its subsidiary received Series A Preferred shares of Mobixell representing a 10.90% equity stake, on a fully diluted basis. The investment is treated on the basis of the cost method (see also Notes 2l and 18b).

In July 2001, the Company, through Optibase B.V., invested $ 250 in a privately held company, V.Box Communication Ltd. (“V. Box”). The investment was made by way of a loan against a note that can be converted into Ordinary shares of V. Box, at any time, by a five-day prior written notice. The principal amount of the loan should be payable upon the earlier of: (i) July 1, 2010; (ii) actual liquidation of V. Box; or (iii) mutual consent of the Company and the other investor of V. Box. The loan does not bear interest. In 2002, the Company invested additional $ 699 in V. Box in respect for additional convertible notes, as described above. In case of conversion, the Company will hold approximately 33% of V. Box Ordinary shares. The investment is treated in accordance with the equity method (see also Notes 2l and 18a).

In December 2002, the Company purchased 319,000 shares of Common stock of a public company, which reflect approximately 0.5%, in the aggregate amount of $ 247. The Company views this investment as long-term strategic investment. The carrying amount and the fair value of these shares amounted to $ 247 as of December 31, 2002 (see also Note 2l).

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2001	2002
Cost:
Computers and peripheral equipment	$7,352	$8,045
Office furniture and equipment	587	591
Motor vehicles	104	46
Leasehold improvements	1,295	1,302

	9,338	9,984

Accumulated depreciation	6,294	7,811

Depreciated cost	$3,044	$2,173

As for charges, see Note 11d.

Depreciation expenses amounted to $ 922, $ 893 and $ 1,576 for the years ended December 31, 2000, 2001 and 2002, respectively.

As for impairment charges in 2001 and 2002, see Note 1d and Note 14.

NOTE 8:- OTHER ASSETS, NET

	December 31,
	2001	2002
Intangible assets:
Original amounts:
Capitalized computer software costs	$1,118	$1,238
Assembled workforce	1,256	468
Customer base	157	91
Acquired technology	11,168	4,377

	13,699	6,174

Accumulated amortization:
Capitalized computer software costs	964	1,018
Assembled workforce	468	468
Customer base	91	91
Acquired technology	3,384	4,377

	4,907	5,954

Amortized cost	$8,972	$220

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:- OTHER ASSETS, NET (Cont.)

Amortization expenses amounted to $ 694, $ 5,214 and $ 1,047 for the years ended December 31, 2000, 2001 and 2002, respectively.

In 2001, the Company wrote-off $ 140 of capitalized computer software costs as part of the restructuring plan (see Note 14).

As for impairment charges for assembled workforce, customer base and acquired technology in 2001 and 2002, see Note 1c.

As for charges, see Note 11d.

NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2001	2002
Employees and payroll accruals	$2,034	$1,619
Royalties (see Note 11b)	2,113	1,987
Accrued expenses	1,779	1,372
Restructuring accruals (see Notes 1d and 14)	503	235
Other	550	838

	$6,979	$6,051

NOTE 10:- FINANCIAL ARRANGEMENTS

As of December 31, 2001 and 2002, the Company had authorized lines of credit in the amount of $ 10,906 and $ 10,844, respectively, out of which $ 906 and $ 844, respectively, are linked to the NIS and bear an annual bank interest rate of Prime +1%-1.25%, and $ 10,000, bear an annual interest rate of LIBOR +0.5%. The amount of $ 10,000 is secured against financial securities of the Company.

The Company had an unutilized line of credit in the amount of $ 10,844 as of December 31, 2002 (there is no material fee for the unused portion of the line of credit).

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company’s facilities and the facilities and motor vehicles of certain of its subsidiaries, are leased under several operating lease agreements for periods ending in 2006.

Future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,
2003	$981
2004	298
2005	225
2006	105

$1,609

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

As of December 31, 2002, the Company provided for long-term deposits amounting to $ 239, in accordance with the lease agreements. (See also Note 11c).

Rent expenses amounted to $ 620, $ 713 and $ 710 for the years ended December 31, 2000, 2001 and 2002, respectively. Motor vehicle leasing expenses for the years ended December 31, 2000, 2001 and 2002, were $ 259, $ 530 and $ 517, respectively.

b.	Royalty commitments:

1.	The Company is committed to pay royalties of 3% to 5% to the Government of Israel on proceeds from sales of products resulting from the research and development projects in which the Government participated in financing such projects through the Office of the Chief Scientist (the “OCS”), up to the amount received by the Company, linked to the dollar (as to programs approved after January 1, 1999, there is additional annual interest linked to the LIBOR).

The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Through December 31, 2002, the Company has paid or accrued royalties to the OCS in the amount of $ 2,840, which was recorded under cost of revenues.

As of December 31, 2002, the Company had an outstanding contingent obligation to pay royalties in the amount of $ 1.1 million.

2.	The Government of Israel, through the Fund for the Encouragement of Marketing Activities, provided the Company with grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 3% of the increase in export sales, up to the amount received by the Company, linked to the dollar. Grants recorded beginning January 1, 1998, bear royalties of 4% plus LIBOR.

Through December 31, 2002, the Company has paid or accrued royalties to the Fund for the Encouragement of Marketing Activities, in the amount of approximately $ 2.7 million, which was recorded under selling and marketing.

As of December 31, 2002, the Company had an outstanding contingent obligation to pay royalties to the Fund for the Encouragement of Marketing Activities in the amount of $ 72.

c.	Guarantees: The Company has provided bank guarantees in favor of a lessor totaling $ 108.

d.	Assets pledged as collateral:

As collateral for the Company’s liabilities to banks, a fixed charge has been placed on the Company’s property and equipment, shareholders’ equity and a floating charge (security interest in assets of the Company as they exist from time to time) has been placed on all the other assets of the Company. All of the collaterals are in respect of the Company’s line of credit.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	Contingent liabilities:

From time to time, the Company may be a party to claims arising in the ordinary course of its business operations. In the opinion of management, it is not anticipated that the settlement or resolution of any such matters, if any, will have a material adverse impact on the Company’s financial condition, results of operations or cash flows.

NOTE 12:- TAXES ON INCOME

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

b.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the law”):

The Company’s production facilities have been granted the status of “Approved Enterprise” under the law, for four separate investment programs, which were approved in February 1991, January 1994, April 1998 and May 2000. The Company completed its investments according to its first, second and third programs on November 30, 1994, July 1, 1995 and December 31, 1999, respectively. The Company is in the process of implementing the fourth program of investment.

According to the provisions of the law, the Company has elected the “Alternative plan benefits” — waiver of grants in return for a tax exemption. For the first two investment programs, the Company has also elected long-term loans under Government guarantees along with a tax exemption. As of December 31, 2001 and 2002, there were no outstanding loans and the right to receive such loans was terminated.

According to the provisions of the law, income derived from the “Approved Enterprise” programs, under the “Alternative plan benefit”, will be tax-exempt for a period of two years, commencing with the year in which the Company first earns taxable income and subject to corporate taxes at the reduced tax rate of 15%-25%, for an additional period of five to eight years (subject to an adjustment based upon the percentage of foreign investor ownership in the Company).

The law also grants entitlement to claim accelerated depreciation on equipment used by the “Approved Enterprise” during five tax years.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

The period of tax benefits detailed above is limited to the earlier of 12 years from the commencement of production, or 14 years from receiving the approval. The tax benefits under these investments plans are scheduled to gradually expire from 2003 through 2014.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%). The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002, management believes that the Company is meeting all of the aforementioned conditions.

The benefit periods of the first and second programs have commenced. The benefits of the third and fourth programs have not yet commenced.

Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rates of 36%.

c.	Optibase Ltd. has final tax assessments through the year 2001. Optibase Ltd. recorded tax provision in the amount of $ 67 and $ 124, in 2001 and 2002, respectively.

d.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

The Company currently qualifies as an “Industrial Company” under the above law and as such is entitled to certain tax benefits, including accelerated depreciation and the deduction of public offering expenses in three equal annual payments, and amortization of patents and acquired technology as a deduction for tax purposes.

e.	Tax reform

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	December 31,
	2001	2002
Operating loss carryforward	$9,340	$11,536
Reserves and allowances	642	737

Net deferred tax asset before valuation allowance	9,982	12,273
Valuation allowance	(9,982)	(12,273)

Net deferred tax asset	$-	$-

The Company and its subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other differences. Management currently believes that, since the Company and its subsidiaries have a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future. During 2002, the Company and its subsidiaries increased its valuation allowance by approximately $ 2,290.

g.	Net operating losses carryforward:

Through December 31, 2002, Optibase Ltd. had a net operating losses carryforward for tax purposes in Israel of approximately $ 15,054, which may be carried forward and offset against taxable income in the future, for an indefinite period.

As of December 31, 2002, Optibase Inc. had U.S. federal net operating loss carryforward of approximately $ 15,291 that can be carried forward and offset against taxable income for 20 years, no later than 2006 to 2021. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

h.	Reconciliation of the theoretical tax expenses to the actual tax expenses:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to the income of the Company and the actual tax expense as reported in the statements of operations, is as follows:

	Year ended december 31,
	2000	2001	2002
Loss before taxes as reported	$(8,962)	$(39,034)	$(11,608)

Theoretical tax benefit computed at the statutory rate (36%)	$(3,226)	$(14,052)	$(4,179)
Tax adjustments in respect of inflation in Israel	(20)	368	-
Issuance expenses and tax benefits in respect of
options to employees that were allowed as an expense
in respect of which deferred taxes were not provided	(1,676)	(752)	(180)
Losses and other items for which a valuation allowance
was provided	816	4,550	2,852
Interest income subject to a lower tax rate	(1,753)	(383)	(278)
Non-deductible write-off of in-process technology and
amortization of other assets	5,300	8,343	1,130
Interest income for tax purposes and other	-	67	124
Other non-deductible expenses	559	1,926	655

Income tax expense	$-	$67	$124

i.	Loss before taxes on income consists of the following:

	Year ended december 31,
	2000	2001	2002
Domestic	$5,922	$(21,124)	$(6,447)
Foreign	(14,884)	(17,910)	(5,161)

	$(8,962)	$(39,034)	$(11,608)

j.	The provision for income taxes is comprised as follows:

	Year ended december 31,
	2000	2001	2002
Domestic	$-	$67	$124

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- SHAREHOLDERS’ EQUITY

a.	General:

1.	The Ordinary shares of the Company are traded on the NASDAQ National Market since April 1999.

Ordinary shares confer on their holders the right to receive notice to participate and vote in general meetings of the Company, the right to a share in excess assets upon liquidation of the Company, and the right to receive dividends, if declared.

2.	In March 2000, the Company completed the placement of 1,962,000 Ordinary shares in its second public offering. The Company raised proceeds in the amount of approximately $ 67,000.

b.	Shares in escrow due to acquisition of ViewGraphics:

1.	In December 2000, as part of the acquisition of ViewGraphics (see Note 1b1), the Company issued 1,370,150 Ordinary shares to the shareholders of ViewGraphics, of which 100,000 shares that were issued to two of ViewGraphics executives are held in escrow for a period of up to 24 months following the date of the acquisition (December 4, 2000). In the event that an executive’s employment with the Company is voluntarily terminated prior to the end of the employment term, the 100,000 escrowed shares shall be forfeited and returned to the Company. Such transaction was accounted for in accordance with Emergency Issue Task Force No. 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination” (“EITF 95-8”). Accordingly, any consideration for future services should be accounted for as expenses over the service period. Thus, the Company recorded a related deferred stock compensation in the amount of $ 981, to be amortized over the escrow period. As of December 31, 2002, there were no shares still held in escrow.

2.	In January 2002, the Company received back approximately 364,000 of its outstanding Ordinary shares worth $ 1,119, out of the 936,421 shares, which were previously held in an escrow account as part of the acquisition of ViewGraphics. The Company received these shares from former ViewGraphics shareholders as settlement of certain claims made by the Company relating to alleged breaches of representations and warranties set forth in the ViewGraphics purchase agreement. These shares were recorded as treasury shares. As of December 31, 2002, pursuant to an agreement signed on January 9, 2002, there are 68,223 shares still held in escrow.

c.	Treasury shares

In December 2000, the Company initiated a share repurchase program, in which the Company is authorized to purchase up to 1 million shares of its outstanding Ordinary shares, through open-market transactions. As of December 31, 2002, the Company purchased 167,000 shares of its outstanding Ordinary shares for a total consideration of $ 1,159. These shares were recorded as treasury shares.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Stock options:

Since 1990, the Company has granted options to key employees and directors to purchase Ordinary shares. Under the terms of these grants, options generally become exercisable ratably over a three-year period commencing with the date of grant. The options generally expire no later than seven years from the date of the grant (see also Note 18c).

In 1999, the Company adopted three option plans: an Israeli Option Plan (“1999 Israeli option plan”), a U.S. Option Plan (“1999 U.S. option plan”) and an Israeli option plan entitling the grantees to tax benefits under Section 102 to the Israeli Income Tax Ordinance (“102 option plan”). Under the terms of the above option plans, options may be granted to employees, officers, directors and various service providers of the Company and its subsidiaries. Also, the options generally become exercisable monthly over a four-year period, commencing one year after date of the grant, subject to the continued employment of the employee. The options generally expire no later than 10 years from the date of the grant. In April 2001, the Board of Directors of the Company approved the adoption of the 2001 Non-statutory Share Option Plan. Under the terms of this plan, options may be granted to available personnel, employees, directors and consultants. The options to be granted under the plan are limited to non-statutory options. The plan has terms similar to those contained under the 1999 U.S. Option Plan.

The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. Any options, which are forfeited or cancelled before expiration, become available for future grants.

The total amount of options available for future grants as of December 31, 2002, amounted to 1,124,516.

In connection with the acquisition of ViewGraphics, the Company granted 753,384 options in exchange for the options held by employees of ViewGraphics as of the acquisition date. These options were not granted under any of the option plans mentioned above.

A summary of the Company’s stock option activity, and related information, is as follows:

	Year ended December 31
	2000		2001		2002
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price
Outstanding at the beginning of the year	1,472,952	$4.64	2,901,481	$8.25	3,308,381	$7.43
Granted	2,017,234	$11.05	1,004,891	$5.03	862,700	$2.82
Exercised	(254,876)	$2.62	(211,781)	$3.32	(191,692)	$0.19
Forfeited	(333,829)	$13.52	(386,210)	$9.62	(972,884)	$8.33

Outstanding at the end
of the year	2,901,481	$8.25	3,308,381	$7.43	3,006,505	$6.27

Exercisable options at
the end of the year	774,288	$4.51	2,064,820	$7.73	1,828,233	$7.58

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

Deferred stock compensation, which represents the excess of the market value over the exercise price for options granted during 2000 totaled $ 4,794. The deferred compensation is amortized to the statement of operations over a vesting period of up to four years. Amortization expenses in 2000, 2001 and 2002 totaled $ 302, $ 1,911 and $ 1,156, respectively.

The options outstanding as of December 31, 2002, have been separated into ranges of exercise price as follows:

Range of exercise price	Options outstanding as of December 31, 2002	Weighted average number of years remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2002	Weighted average exercise price
$ 0.17	168,833	4.93	$0.17	90,405	$0.17
$1.52 - $ 2.09	18,000	8.26	$1.70	-	$-
$2.38 - $ 3.90	1,278,201	7.36	$2.89	497,198	$2.99
$4.34 - $ 6.63	942,645	4.88	$5.71	754,492	$5.76
$7.00 - $ 8.00	50,158	3.37	$7.06	48,075	$6.74
$12.03 - $ 16.88	347,668	4.60	$14.77	254,563	$15.10
$17.5 - $ 19.63	132,000	4.36	$19.09	130,333	$19.12
$ 23.75	56,000	4.25	$23.75	44,125	$23.75
$ 28.38	8,000	4.22	$28.38	5,500	$28.88
$ 32	5,000	4.10	$32.00	3,542	$32.00

	3,006,505		$6.27	1,828,233	$7.58

Weighted average fair values and weighted average exercise prices of options whose exercise price is less, equals or exceeds market price of the shares at date of grant are as follows:

	Weighted average fair values on grant date			Weighted average exercise prices
Year ended december 31,
	2000	2001	2002	2000	2001	2002
Less than market
value at date of grant	$ 9.76	$-	$-	$ 0.20	$-	$-

Equal to market value
at date of grant	$ 13.94	$ 3.38	$ 1.55	$ 15.12	$ 5.03	$ 2.82

Exceeds market value
at date of grant	$ 8.94	$-	$-	$ 12.30	$-	$-

e.	Warrants:

In December 1992, the Company issued warrants to shareholders to purchase 125,725 NIS 0.13 par value Ordinary shares of the Company at an exercise price of $ 0.33 per share. The warrants have no expiration date. On February 15, 1999, 41,908 of these warrants were exercised, and 83,817 warrants are outstanding as of December 31, 2002.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

f.	Employee Share Purchase Plan:

In May 2000, the Company adopted an Employee Share Purchase Plan, allowing all eligible employees of the Company and its subsidiaries to purchase, with amounts deducted from the employees’ salaries, shares of the Company, at a discount from fair market value.

The plan contains consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. Participants may purchase Ordinary shares through payroll deductions of up to 15% of their compensation. The price will be 85% of the lower of the fair market value of the Company Ordinary shares at the beginning of an offering period or at the end of a purchase period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares and will be automatically re-enrolled in a new offering period.

Under this plan, the Company granted 22,443, 134,292 and 184,868 shares at an average share price of $11.1, $3.36 and $1.85 in 2000, 2001 and 2002, respectively.

In November 2002, the Board of Directors of the Company terminated this plan.

NOTE 14:- RESTRUCTURING CHARGES

During the third quarter of 2001, the Company announced that it was implementing a restructuring plan (“the Plan”) intended to further reduce costs. The Plan consisted of employee termination benefits associated with the involuntary termination of 38 employees. Through the third quarter of 2001, the Plan and the benefit arrangement were communicated to employees.

The following table summarizes the restructuring accruals status as of December 31, 2001:

	Restructuring charge	Utilized Cash Non-cash		Balance at December 31, 2001
Employee termination benefits and
related costs	$1,075	$754	$-	$321
Professional fees	125	43	-	82
Impairment of property and equipment	588	-	588	-
Impairment of capitalized computer
software costs	140	-	140	-
Other exit costs	136	36	-	100

	$2,064	$833	$728	$503

The restructuring was accounted for in accordance with EITF 94-3 and in accordance with SAB 100. The impairment of property and equipment was accounted in accordance with SFAS 121.

The restructuring accruals as of December 31, 2001, were utilized during 2002.

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15: — GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

a.	Summary information about geographic areas:

The Company and its subsidiaries operate in one reportable segment: solutions that enable preparation and delivery of MPEG — based Digital Video over ATM and IP — based networks (see brief description in Note 1), and follows the requirements of Statement of Financial Accounting Standard No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

The following presents total revenues for the years ended December 31, 2000, 2001 and 2002 and long-lived assets as of December 31, 2000, 2001 and 2002.

	2000		2001		2002
	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived assets	Total revenues*)	Long- lived assets
Israel	$4,873	$15,172	$1,971	$5,750	$839	$2,163
North America	13,897	24,972	15,272	6,403	12,386	482
Europe	4,511	25	4,483	-	2,385	-
Far East (excluding Japan)	4,305	-	3,999	-	3,096	-
Japan	2,271	-	3,293	-	1,656	-
Other	842	-	414	-	62	-

	$30,699	$40,169	$29,432	$12,153	$20,424	$2,645

*)	Net revenues are attributed to countries based on end-customer location.

b.	Major customer data as a percentage of total revenues:

	Year ended december 31,
	2000	2001	2002
	%
Customer A	12.5	1.6	-
Customer B	11.4	6.4	5.9
Customer C	4.3	13.0	13.9

NOTE 16:- RELATED PARTY TRANSACTIONS

The Company has signed lease, license and distribution agreements with V. Box through December 31, 2002. The balances with and the revenues derived from related party were as follows:

		December 31,
		2001	2002
a.	Balances with related party:
	Trade receivables:
	V. Box	$21	$38

b.	Revenues from related party:
	V. Box	$48	$777

c.	Lease payment received from related party:
	V. Box	$18	$56

OPTIBASE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:- RELATED PARTY TRANSACTIONS (Cont.)

		December 31,
		2001	2002
d.	Purchases from related party:
	V. Box	$-	$612

     See also Note 6.

NOTE 17:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development, net:

	Year ended december 31,
	2000	2001	2002
Total research and development costs	$7,736	$17,520	$10,468
Less - grants and participation	(1,409)	(1,798)	(2,220)
Capitalization of software development costs	(80)	(160)	(120)

	$6,247	$15,562	$8,128

Financial income:
Interest	$5,177	$3,187	$3,191
Foreign currency remeasurement differences	62	151	125
Realized gains on sale of available-for-sale
marketable securities	-	5	852

	5,239	3,343	4,168

b.	Financial income:

Financial expenses:
Interest	150	212	96
Unrealized losses on trading marketable securities	-	465	-
Realized losses on sale of trading marketable
securities	-	-	359
Realized losses on sale of available-for-sale
marketable securities	6	-	-
Other than temporary decrease in value of
available-for-sale marketable securities	-	1,791	-

	156	2,468	455

	$5,083	$875	$3,713

NOTE 18:- SUBSEQUENT EVENTS (UNAUDITED)

a.	During the first quarter of 2003, the Company through its wholly-owned subsidiary, Optibase B.V., invested an additional amount of $ 185 in V. Box., in respect for additional convertible notes.

b.	During the first quarter of 2003, the Company’s management determined that there was other than temporary decrease in the fair value of its investment in Mobixell. Accordingly, the investment in Mobixell has been written-off.

c.	On May 1, 2003, the Board of Directors of the Company approved three years extension to the options granted under the 1994 stock option grant.

OPTIBASE LTD.
7 Shenkar St. Herzlia
972-9-970-9200

Dear Shareholder,

         You are cordially invited to attend the Annual General Meeting of Shareholders of Optibase Ltd. (the "Company") to be held at 16:00, Israel time, on Wednesday, September 17, 2003, at the Company's offices at 7 Shenkar St., Herzliya, Israel.

        The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

        For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” proposals 1 through 4, as specified on the enclosed form of proxy.

        We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 2 business days before the meeting.

        Thank you for your continued cooperation.

Very truly yours,
Tom Wyler,
Chairman of the Board of Directors

Herzliya, Israel
August 15, 2003

OPTIBASE LTD.
7 Shenkar St. Hertzelia
972-9-970-9200

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 16:00, Israel time, on Wednesday, September 17, 2003, at the Company’s offices at 7 Shenkar St., Herzliya, Israel for the following purposes:

    1.        To re-elect to the Company’s board of directors (the “Board of Directors”) three directors currently in office;

    2.        To reappoint the Company’s auditors for the fiscal year ending on December 31, 2003 and to authorize the Board of Directors to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for the year ending on December 31, 2003;

    3.        To approve the Company’s purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries; and

    4.        To approve the appointment of Mr. Tom Wyler, the chairman of the Board of Directors, as the Company’s chief executive officer for a 3-year term.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2002.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        Shareholders of record at the close of business on August 14, 2003 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person.

        Joint holders of shares should take note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Shareholders.

By Order of the Board of Directors,
Tom Wyler,
Chairman of the Board of Directors

Herzliya, Israel
August 15, 2003

ii

OPTIBASE LTD.
7 Shenkar St. Hertzelia
972-9-970-9200

PROXY STATEMENT

        This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (“Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at 16:00, Israel time, on Wednesday, September 17, 2003, at the Company’s offices at 7 Shenkar St., Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the “Notice”).

        At the Meeting, the shareholders will be asked to consider and vote on the following matters:

    1.        To re-elect to the Company’s board of directors (the “Board of Directors”) three directors currently in office;

    2.        To reappoint the Company’s auditors for the fiscal year ending on December 31, 2003 and to authorize the Board of Directors to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for the year ending on December 31, 2003;

    3.        To approve the Company’s purchase of an insurance policy concerning insurance of directors’ and officers’ liability, including as directors and officers of the Company’s subsidiaries; and

    4.        To approve the appointment of Mr. Tom Wyler, the chairman of the Board of Directors, as the Company’s chief executive officer for a 3-year term.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2002.

        Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

        The approval of each of Proposals 1 through 3 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy.

        The approval of Proposal 4 requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy, provided that such majority vote at the Meeting will include at least two thirds (2/3) of the total votes of shareholders who are not the controlling shareholders of the Company, or anyone on their behalf, present at the Meeting; votes abstaining will not be taken into account in counting the above referenced shareholders’ votes.

        Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the meeting, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the board of directors in notice to the shareholders, and the adjourned meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum.

        A proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting, only if specific instructions are specified. If a shareholder instructs in a proxy that such shareholder wishes to abstain from voting on the proposal, the Shares represented by such proxy will be deemed not to have been cast at the Meeting for the purpose of the particular proposal and, accordingly, the percentage of affirmative votes required for approval of such proposal will not take into account such Shares not voted. Shareholders may revoke the authority granted by their execution of a proxy at any time before the effective exercise thereof by returning a later-dated proxy or by voting in person at the Meeting.

        Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about August 15, 2003 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain direcotrs, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

        The Company had 12,371,206 Shares1 outstanding as of June 15, 2003. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

        The following table sets forth as of June 15, 2003 the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

1       Such number excludes 531,023 Shares held by the Company.

Name and Address	Number of Shares beneficially owned[1]	Percent of shares Beneficially Owned
Festin Management Corp.	3,100,000[2]	25.06%
Moshe and Avraham Namdar[3]	2,159,300[4]	17.45%
All directors and officers of the Company as a group (16 persons)	3,832,220[5]	29.36%

1.	Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission (the “SEC”) and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of June 15, 2003 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D filing with the SEC and, unless otherwise indicated below, the company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by the directors include the Shares owned by their family members to which such directors disclaim beneficial ownership.

2.	The principal place of business is Road Town, Pasea Estate, P.O. Box 3149, Tortola, British Virgin Islands. Festin Management Corp. is held by Mr. Tom Wyler and Mr. Arthur Mayer-Sommer, each owning 50% of the capital stock of Festin and each is principally engaged as a private investor. In June 2001, our Board of Directors has appointed Tom Wyler to serve as a director of the Company and in September 2001, the Board of Directors appointed Tom Wyler to serve as the chairman of the Board of Directors. In June 2003 the Board of Directors appointed Tom Wyler to serve as the Company’s Chief Executive Officer subject to the approval of the Company’s shareholders, see proposal 4 herein. Under Israeli law, a purchase that increases the holding of a person to 25% or more of the voting rights in a company (in the event there is no other holder of 25% or more of such company’s voting rights) is prohibited without the performance of a special tender offer. Since Festin’s voting rights in the Company increased above 25% as a result of Optibase’s purchase of its shares, under Israeli law, the number of Shares which results in Festin holding 25% or more of the voting rights in the Company, do not have any voting rights for as long as such Shares are held by Festin. Accordingly, as of the date hereof, Festin Management Corp. does not have any voting rights with respect to 9,599 Shares.

3.	Avraham and Moshe Namdar are brothers.

4.	Includes 1,265,000 Shares held by Moshe Namdar and 894,300 Shares held by Avraham Namdar.

5.	Includes 3,150,893 Shares and 681,327 Shares issuable upon exercise of options that may be exercisable within 60 days of the date hereof. Also includes 3,100,000 Shares held by Festin Management Corp., see note 2 above.

Proposal No. 1

RE-ELECTION OF DIRECTORS

        At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, currently constitute the entire Board of Directors. Each of the re-elected directors will hold office until the next Annual General Meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the Annual General Meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

        The nominees have indicated to the Company their availability for election. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

        The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

        The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of June 15, 2003:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	BENEFICIAL OWNERSHIP OF SHARES*
Tom Wyler(1)	2001	Chairman of the Board of Directors	25.06%**
Dana Tamir(3)	2000	A director of the Company	0.2%***
Alex Hilman(3)	2002	Partner in an Israeli accounting firm	---

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	BENEFICIAL OWNERSHIP OF SHARES*
Eddy Shalev(2)(3)	2002	Managing General Partner of Genesis Partners, an Israeli capital fund	---
Chaim Labenski(1)(2)(3)	2002	Investment advisor	---

*	Note that all the Company’s directors were issued 260,000 options exercisable into 260,000 Shares, subject to adjustments at an exercise price of US $2.38. As of the date hereof, no option has yet vested.

**	Based on 3,100,000 Shares held by Festin Management Corp., see note 2 to the table of Beneficial Ownership of Securities by certain Beneficial Owners and Management above.

***	Note, that such percentage is based on 25,000 options vested held by Ms. Tamir, that, if exercised, would amount to 0.2% of the Company’s outstanding share capital.

    (1)     Member of the investment committee.
    (2)     Member of the compensation committee.
    (3)     Member of the audit committee.

        Tom Wyler has served as chairman of the Board of Directors since September 2001, and in February 2002, Mr. Wyler also assumed the role of Chief Executive Officer in charge of our operations. In June 2003, Mr. Wyler was appointed by our board of directors as chief executive officer, subject to the approval of this appointment by our shareholders, as required under Israeli law. Through Festin Management Corp., of which he is a co-owner, Mr. Wyler has had substantial stakes in several public companies in Switzerland. His other areas of involvement include investment banking, foreign exchange and financial futures. In the early 1990s, Mr Wyler turned his efforts to real estate interests in the U. S. More recently, his attention has been directed toward the high-tech industry in Israel. Mr. Wyler holds a Masters degree in Business Economics from the University of Zurich.

        Dana Tamir joined the Board of Directors in September 2000. In the past, Ms. Tamir served as vice president, marketing of Radguard Ltd., which specialized in VPW solutions for service providers and large enterprises. From January 1997 to May 2000, Ms. Tamir served as the Chief Executive Officer of Qronus Interactive Ltd. and as president of Qronus, Inc., a company that was spun off by Mercury.

        Alex Hilman joined the Board of Directors in February 2002. Mr. Hilman is a partner in Hilman & Co., which provides tax and business consulting services to corporations. Mr. Hilman serves on the boards of various companies. Mr. Hilman has published professional works on tax and accounting, among them, “The Israel Tax Guide”, and in the past was an editor at Globes, a leading Israeli financial daily paper. Mr. Hilman has also held professional and management positions at the Ministry of Finance. Mr. Hilman holds a B.A. degree in Accountancy and Economics from the Tel-Aviv University.

Alternate Directors

        Subject to the Israeli Companies Law, 1999 (the “Companies Law”) the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company’s directors. Pursuant to the Company’s articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

        The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

        The Company’s current external directors, Messrs. Eddy Shalev and Chaim Labenski shall continue to serve as external directors for the remainder of their three-year term.

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-election of Messrs. Wyler and Hilman and Ms. Tamir as directors of the Company, as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF THE COMPANY’S AUDITORS FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2003 AND AUTHORIZATION OF THE BOARD OF
DIRECTORS TO DETERMINE THE AUDITORS’ REMUNERATION

        The Board of Directors designated Kost Forer & Gabbay, a member of Ernst & Young International, Ltd., the current auditors of the Company, for reappointment as the Company’s auditors for the fiscal year ending on December 31, 2003. The auditors have no relationship with the Company or with any affiliate of the Company, except as auditors.

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-appointment of Kost Forer & Gabbay, a member of Ernst & Young International, LTD. as the Company's auditors for the fiscal year ending on December 31, 2003, and the determination by the Board of Directors of the remuneration of said auditors in accordance with the volume and nature of their services to the Company, as presented to the shareholders, be, and same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF THE COMPANY’S PURCHSASE OF AN INSURANCE POLICY
CONCERNING DIRECTORS’ AND OFFICERS’ LIABILITY, INCLUDING AS
DIRECTORS AND OFFICERS OF THE COMPANY’S SUBSIDIARIES

        Following the approval of the Audit Committee and the Board of Directors, it is proposed to approve the purchase by the Company of an insurance policy for directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, for the period of March 22, 2003 until March 22, 2004. Such policy covers a total liability of $7.5 million. The annual premium to be paid by the Company with respect to such insurance policy is approximately $180,000.

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the Company's purchase of an insurance policy with respect to directors' and officers' liability, including as directors or officers of the Company's subsidiaries, which terms have been approved by the Audit Committee and Board of Directors, as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

APPROVAL OF THE APPOINTMENT OF MR. TOM WYLER, THE CHAIRMAN OF
THE BOARD OF DIRECTORS, AS THE COMPANY'S CHIEF EXECUTIVE OFFICER

        Under the Companies Law the service of a person as both a company’s chief executive officer and chairman of the board of directors requires the approval of such company’s general meeting of shareholders. Such appointment requires the approval of the company’s shareholders by a special majority, as detailed above, and is limited to a 3-year term commencing on the date such resolution is approved by such company’s shareholders.

        It is proposed to appoint Mr. Wyler, who currently serves as the chairman of the Board of Directors, as the Company’s chief executive officer for a 3-year term commencing on the date this Proposal is approved by the Company’s shareholders.

        It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that Mr. Tom Wyler, Who currently serves as the chairman of the Board of directors, be appointed as the Company's chief executive officer, for a 3-year term commencing on the date this proposal is approved by the Company's shareholders, which appointment has been approved by the Board of directors, as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

        In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ Report and the financial statements of the Company for the fiscal year ended December 31, 2002.

OTHER BUSINESS

        Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

        The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 2 business days before the Meeting.

By Order of the Board of Directors,
Tom Wyler,
Chairman of the Board of Directors

August 15, 2003